Burns, Figa & Will, P.C.

Suite 1000, Plaza Tower One

6400 South Fiddler’s Green Circle

Greenwood Village, CO 80111

November 10, 2006

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn:	Jennifer R. Hardy, Esq., Branch Chief
Mail Stop 7010

Re:	Isonics Corporation
Registration Statement on Form S-3
Amendment No. 4
Commission File No. 333-134816

Ladies and Gentlemen:

Thank you for your comment letter of November 8, 2006, referring to Isonics’ registration statement on Form S-3 (333-134816). The following paragraph numbers refer to the paragraphs contained in your letter of November 8, 2006, referring to the registration statement and incorporating our subsequent discussions.

General

1.             We note the discussion of the number of shares held by non-affiliates in your comment response letter furnished in conjunction with the amendment to Form S-3 filed on October 27, 2006.  Please amend your registration statement to disclose the number of shares held by non-affiliates as of the most recent practicable date, excluding shares issued to Cornell Capital Partners or Roadrunner in conjunction with this transaction.  In addition, the amendment should disclose the percentage of shares held by non-affiliates that are being registered under this Form S-3.

We have added the requested disclosures under the caption “The Offering” on page 8 and also on page 23 of the filing.

2.             Please also disclose the fact that you issued shares to Cornell in payment of principal and interest since September 1, 2006 and disclose the amount.

No shares have been issued to Cornell in payment of principal or interest on the 6% Debentures.

Selling Shareholders and Plan of Distribution, page 22

3.             We note the disclosure appearing immediately below the selling shareholder table refers to 47,008,821 shares of common stock outstanding on

October 27, 2006, while on page 8 you state that there are 47,088,821 shares outstanding as of October 24, 2006.  Please confirm that these calculations are consistent or, alternatively, revise throughout your document to provide consistent amounts and dates.

The 47,088,821 number that appears on about page 8 of the EDGAR filing was a typographical error.  The disclosure throughout amendment no. 3 of 47,008,821 was accurate at that time.  The information has been updated to reflect information as of November 8, 2006.

We are hopeful that this Amendment No. 4 addresses all of your remaining issues, and that Isonics can proceed to effectiveness of the registration statement.  Isonics would like to seek effectiveness by no later than Friday, November 17, 2006.  Isonics understands that it needs to submit a separate request for acceleration, and this paragraph does not purport to be that request.  At your convenience, I would like to discuss an appropriate date for acceleration with you.

Please let us know if you have any further questions or comments.  Isonics would like to be able to seek effectiveness of this registration statement as soon as convenient.

Sincerely yours,

Herrick K. Lidstone, Jr.

For the Firm

Cc:	Isonics Corporation
Hein & Associates, LLP